Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

Board of Directors

NVR, Inc.:

We consent to the incorporation by reference in the registration statements (Nos. 333-29241and 333-82756) on Form S-8 of NVR, Inc. of our report dated June 27, 2013, with respect to the statements of net assets available for plan benefits of the Profit Sharing Plan of NVR, Inc. and Affiliated Companies as of December 31, 2012 and 2011, the related statement of changes in net assets available for plan benefits for the year ended December 31, 2012 and the related supplemental schedule, Schedule H, line 4(i) schedule of assets (held at end of year) as of December 31, 2012, which report appears in the December 31, 2012 Annual Report on Form 11-K of the Profit Sharing Plan of NVR, Inc. and Affiliated Companies.

/s/ KPMG LLP
McLean, Virginia
June 27, 2013